UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number: 001-42637

Antalpha Platform Holding Company

(Translation of registrant’s name into English)

9 Temasek Boulevard, Suntec Tower 2, #13-02/03

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Extraordinary General Meeting

99.2	Form of Proxy for Extraordinary General Meeting

99.3	Press Release – Antalpha to Hold Extraordinary General Meeting on July 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Antalpha Platform Holding Company

By	:	/s/ Paul Liang
Name	:	Paul Liang
Title	:	Chief Financial Officer

Date: June 20, 2025